

July 28, 2022

Samuel Masucci, III
Chief Executive Officer
ETF Managers Capital LLC
30 Maple Street, Suite 2
Summit, NJ 07901

> **Re: ETF Managers Group Commodity Trust I**
> **Draft Registration Statement on Form S-1**
> **Submitted July 1, 2022**
> **CIK No. 0001610940**

Dear Mr. Masucci:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1.   To the extent you intend to use a fact sheet, please provide us with a copy for our review.

Prospectus Summary, page 1

2.   Please prominently discuss here and in the "Overview of the Tanker Industry" subsection beginning on page 18 the impact of current geopolitical events on the tanker market and the Fund. Please place this discussion in context by quantifying the impact of the Russian invasion in Ukraine on the tanker market. The current disclosure on page 19 that "[i]n 2022, the Russian invasion in Ukraine had a significant impact on oil prices, and thus oil demand" is insufficient.

Samuel Masucci, III
ETF Managers Capital LLC
July 28, 2022
Page 2

Breakeven Analysis, page 3

3.   We note your disclosure on the cover page and page 4 that the Sponsor has paid all of the expenses related to the organization and offering of the shares in this prospectus. Please revise to quantify the amount and clarify whether these costs will be reimbursable to the Sponsor.

Risks Associated with the Freight Futures, page 5

4.   Please add a separate risk factor that specifically discusses the impacts of import or export bans (e.g., sanctions) resulting from Russia's invasion in Ukraine on any products or commodities, including energy from Russia, on the tanker market. Also please discuss the current and anticipated impacts thereof on the Fund and its assets.

The Fund and its assets are subject to the risks inherent in the oil tanker shipping industry, page 5

5.   Please specifically include Russia's invasion in Ukraine as one of the bullet points in this risk factor. This list should be as specific as possible.

Russia-Ukraine war, page 7

6.   Please revise this risk factor to quantify the changes to oil prices and tanker rates that have occurred since the Russian invasion in Ukraine. Also include quantifications that show the volatility of spot charter rates, tanker freight rates, and tanker rates.

The Fund may experience a loss if it is required to sell U.S. Treasuries..., page 10

7.   Please revise this risk factor to highlight the risks associated with the current rising interest rate environment.

The Fund's Investment Objective and Strategy, page 16

8.   Please revise this section to include an estimate of the anticipated rebalancing costs of your annual rebalance of the Benchmark Portfolio.

        You may contact Becky Chow at (202) 551-6524 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance